UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

BOOMERANG SYSTEMS, INC.
(Name of Subject Company (Issuer))

Boomerang Systems, Inc.
(Name of Filing Persons (Issuer))

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued November 1, 2011, November 18, 2011 and December 9, 2011	Issued November 1, 2011, November 18, 2011 and December 9, 2011
(“First Tranche Eligible Notes”)	(“First Tranche Eligible Warrants”)

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued June 14, 2012 and July 13, 2012	Issued June 14, 2012 and July 13, 2012
(“Second Tranche Eligible Notes”)	(“Second Tranche Eligible Warrants”)

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued December 28, 2012	Issued December 28, 2012
(“Third Tranche Eligible Notes”)	(“Third Tranche Eligible Warrants”)

(Title of Class of Securities)

[N/A]
(CUSIP Number of Class of Securities)

Boomerang Systems, Inc.
30 A Vreeland Road

Florham Park, New Jersey 07932
Phone: (973) 538-1194

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brad L. Shiffman, Esq.

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Phone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,565,183.85	$1,360.80**

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,360.80	Filing Party: Boomerang Systems, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to Schedule TO amends and supplements certain exhibits to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 11, 2014 (the “Original Schedule TO” and, together with Amendment No. 1, the “Schedule TO”) by Boomerang Systems, Inc. (the “Company”). The Schedule TO relates to the right of holders of certain of its unsecured convertible promissory notes and outstanding warrants to purchase common stock to exchange such notes and warrants for shares of common stock of the Company.

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated July 11, 2014**

(a)(1)(B)	Election to Participate**

(a)(1)(E)	Letter from Mark Patterson, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 11, 2014**

** Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boomerang Systems, Inc.

By:	/s/ Mark Patterson
Name: Mark Patterson
Title: Chief Executive Officer

Date: July 30, 2014

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated July 11, 2014

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal*

(a)(1)(E)	Letter from Mark Patterson, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 11, 2014

(a)(1)(F)	Press release dated July 11, 2014*

(d)(1)(A)	Form of First Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.*

(d)(1)(B)	Form of Second Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.*

(d)(1)(C)	Form of Third Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.*

(d)(1)(D)	Form of First Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.*

(d)(1)(E)	Form of Second Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.*

(d)(1)(F)	Form of Third Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.*

* Previously filed with the Schedule TO-I on July 11, 2014

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